Exhibit 99.1

Sundial Moves Forward With Expansion Into Prince Edward Island

CALGARY, Oct. 31, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") has successfully entered the Prince Edward Island market, highlighting its intent to be in all Canadian provinces by the end of 2019. Sundial's products are now available in seven provinces.

"P.E.I. has proven to have a keen cannabis culture, and we are looking forward to meeting the province's strong consumer demand for high-quality cannabis products," said Andrew Stordeur, President of Sundial's Canadian operations. "Islanders are sophisticated consumers who want a wide range of products to choose from. We are excited to add to P.E.I.'s product offerings, so that consumers can have the cannabis premium experiences they deserve," he added.

Sundial's high-quality products will be available in all four P.E.I. Cannabis locations, as well as on its e-commerce platform. Sundial's entrance into the P.E.I. market will begin with its Sundial brand which will offer five product lines: Calm, Ease, Flow, Lift and Spark. Each product is mindfully grown in small batches and nurtured by master growers to cultivate consistent high-quality cannabis that gives consumers a tailored experience.

The first products available to P.E.I. consumers will be Lemon Riot and Citrus Punch, two upbeat sativa-dominant hybrid strains under Sundial's Lift product line. Products from the Lift series aim to improve mood and encourage social interactions.

Sundial is also the proud owner of the premium cannabis brand Top Leaf, which is expected to be available in P.E.I. in the near future. Top Leaf is industry recognized and supported by award-winning cultivars and loyal consumers.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 31-OCT-19